UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ ] Merger

[x] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Stockback Fund

3. Securities and Exchange Commission File No.: 811-09587

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application       [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

11 Broadway 17th Floor
New York, NY 10004

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Terrence A. Kaliner
Stockback
11 Broadway 17th Floor
New York, NY 10004
(212) 937-4006

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Stockback Advisers, LLC
11 Broadway 17th Floor
New York, NY 10004
(212) 937-4000

The Bank of New York
101 Barclay Street
New York, NY 10286

8. Classification of fund (check only one):

[x] Management company

[ ] United investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[x] Open-end            [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Stockback Advisers, LLC
11 Broadway 17th Floor
New York, NY 10004
(Adviser)

Merrill Lynch Investment Managers, L.P.
800 Scudders Mill Road
Plainsboro, New Jersey 08536 (Sub-Adviser)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Stockback Capital, LLC
11 Broadway - 17th Floor
New York, NY 10004

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositors' name(s) and address(es):

Not Applicable.

(b) Trustee's name(s) and address(es):

Not Applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes         [x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes        [ ] No

If Yes, state the date on which the board vote took place:

March 7, 2002

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes        [ ] No

If Yes, state the date on which the shareholder vote took place:

April 15, 2002

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes        [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

April 16, 2002

(b) Were the distributions made on the basis of net assets?

[x] Yes        [ ] No

(c) Were the distributions made pro rata based on share ownership?

[x] Yes         [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes          [x] No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:

Not Applicable.

Has the fund issued senior securities?

[ ] Yes          [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes         [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes         [x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes         [x] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes        [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[x] Yes       [ ] No

If yes,

(a) Describe the type and amount of each debt or other liability:

        Administration and transfer fees    $ 31,500
        Legal fees                                   $   4,200
        Auditing fees                                $ 15,000
        State filing fees                            $       300
        Federal excise tax                        $        10

The Applicant incurred liabilities resulting from its operations before liquidation. To its knowledge, Applicant has no other debts or liabilities outstanding as of the date of this application.

(b) How does the fund intend to pay these outstanding debts or other liabilities?

        All of these liabilities and any other liabilities will be paid by Stockback Advisers, LLC, or by Stockback Holdings, Inc., on behalf of Stock Advisers, LLC.

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:                                               $ 4,200

(ii) Accounting expenses:                                      $ 5,000

(iii) Other expenses (list and identify separately):

           Directors Meeting Fee                               $2,250

(iv) Total expenses (sum of lines (i) - (iii) above):  $11,450

      (b) How were those expenses allocated?

  100% to Stockback Advisers, LLC.

       (c) Who paid those expenses?

   Stockback Holdings, Inc. paid on behalf of Stockback Advisers, LLC.

       (d) How did the fund pay for unamortized expenses (if any)?

  Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes        [x] No

If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes       [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes       [x] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.     (a)  State the name of the fund surviving the Merger: Not Applicable

(b)  State the Investment Company Act file number of the fund surviving the Merger:

(c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Form:
File No:
Filing Date:

(d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Stockback Fund, (ii) he is the Secretary of Stockback Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

                                                                           ____________________

                                                                            C. Eric Peters
                                                                            Secretary
                                                                            Stockback Trust

Subscribed and sworn to
before me this 12th day of
November, 2002

_______________________
Notary Public